As filed with the Securities and Exchange Commission on April 2, 2007

                                                          Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                   FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                -----------------

                           FOCUS MEDIA HOLDING LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                -----------------

                                       N/A
                   (Translation of issuer's name into English)

                                -----------------

                               THE CAYMAN ISLANDS
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                -----------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                -----------------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)
                       ----------------------------------

                                   Copies to:
      Chris K. H. Lin, Esq.                        Herman H. Raspe, Esq.
 Simpson, Thacher & Bartlett LLP             Patterson Belknap Webb & Tyler LLP
     ICBC Tower, 35th Floor                     1133 Avenue of the Americas
     3 Garden Road, Central                       New York, New York 10036
          Hong Kong SAR
              China

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:

                                                   |_|  immediately upon filing.
                                                   |_|  on (Date) at (Time).

                       ----------------------------------

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing five (5) ordinary
shares, par value US $0.00005 per
share, of Focus Media Holding Limited      200,000,000              $5.00            $10,000,000.00           $307.00
-----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.
--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

            This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).
       (xi)   Fees and charges which may be imposed directly or    Face of Receipt - Paragraph (10).
              indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal office of the depositary.

                                   PROSPECTUS

            The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 3. EXHIBITS

      (a) (i) Form of Amended and Restated Deposit Agreement, by and among Focus Media Holding Limited, (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"). ___ Filed herewith as Exhibit (a)(i).

            (ii) Deposit Agreement, dated as of July 18, 2005, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Original Deposit Agreement"). ___ Filed herewith as Exhibit (a)(ii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. ___ None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Focus Media Holding Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 2nd day of April, 2007.

                                   Legal entity created by the Deposit Agreement under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing five (5) ordinary shares, par value US$0.00005 per share, of Focus Media Holding Limited.

                                   CITIBANK, N.A., solely in its capacity as Depositary


                                   By: /s/ Alan Jin
                                       -----------------------------------------
                                       Name: Alan Jin
                                       Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Focus Media Holding Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Shanghai, People's Republic of China, on April 2, 2007.

                                         FOCUS MEDIA HOLDING LIMITED


                                         By: /s/ Jason Nanchun Jiang
                                             -----------------------------------
                                             Name: Jason Nanchun Jiang
                                             Title: Chairman and Chief Executive
                                                     Officer

                               POWERS OF ATTORNEY


      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jason Nanchun Jiang and Jimmy Wei Yu to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 2, 2007.

Signature                                   Title
---------                                   -----

                                            Chairman and Chief Executive Officer
/s/ Jason Nanchun Jiang                     (Principal Executive Officer)
-----------------------------
Jason Nanchun Jiang

                                            Co-Chairman
-----------------------------
David Feng Yu

/s/ Jimmy Wei Yu                            Director
-----------------------------
Jimmy Wei Yu

                                            Director
-----------------------------
Fumin Zhuo

/s/ Neil Nanpeng Shen                       Director
-----------------------------
Neil Nanpeng Shen

/s/ Charles Chao                            Director
-----------------------------
Charles Chao

Signature                                   Title
---------                                   -----

/s/ Daqing Qi                               Director
-----------------------------
Daqing Qi
                                            Chief Financial Officer
/s/ Daniel Mingdong Wu                      (Principal Financial Officer)
-----------------------------
Daniel Mingdong Wu
                                            Chief Accounting Officer
/s/ July Wang                               (Principal Accounting Officer)
-----------------------------
July Wang

           Signature of Authorized Representative in the United States

      Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Focus Media Holding Limited, has signed this registration statement or amendment thereto in Newark, Delaware, on April 2, 2007.

                                           Puglisi & Associates


                                           By: /s/ Donald J. Puglisi
                                               ---------------------------------
                                               Name: Donald J. Puglisi
                                               Title: Managing Director

                                Index to Exhibits
                                -----------------

                                                                 Sequentially
Exhibit           Document                                       Numbered Page
-------           --------                                       -------------
(a)(i)            Form of Amended and Restated Deposit
                  Agreement

(a)(ii)           Deposit Agreement, dated as of
                  July 18, 2005

(d)               Opinion of counsel to the Depositary